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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

OMB APPROVAL:
OMB Number: 3235-0058
Estimated average burden
hours per response....2.50

SEC FILE NUMBER:
0-14533

CUSIP NUMBER:

(CHECK ONE): (X) Form 10-K  __Form 20-F  __Form 11-K  __Form 10-Q
             __Form N-SAR

For Period Ended: December 31, 1997
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

Read  Instruction (on back page) Before Preparing  Form.   Please
Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full name of Registrant:

Oxford Residential Properties I Limited Partnership
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Former Name if Applicable:
N/A
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Address of Principal Executive Office (Street and Number):

7200 Wisconsin Avenue, 11th Floor
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City, State and Zip Code

Bethesda, Maryland 20814
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PART II- RULES 12b-25(b) and (c)

If  the  subject  report could not be filed without  unreasonable effort  or  expense and the registrant seeks relief  pursuant  to
Rule 12b-25(b), the following should be completed. (Check box  if
appropriate)   (X)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach Extra Sheets if Needed)

Oxford Residential Properties I Corporation, the Managing General Partner of Oxford Residential Properties I Limited Partnership (the "Registrant") has encountered delays in receiving and compiling financial and operating data from and in respect to its Operating Partnerships. Since such information is needed in the preparation of the Registrant's Annual Report on Form 10-K for the period ended December 31, 1997, it is beyond the Registrant's ability to file that Report on Form 10-K on or before March 31, 1998 without unreasonable effort and expense.

PART IV- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

   KENNETH   C.   WILLARD           301           961-3568
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          (NAME)                (AREA CODE)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
    identify report(s).   Yes  (X)    No__
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                    Yes__     No  (X)

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


      OXFORD RESIDENTIAL PROPERTIES I LIMITED PARTNERSHIP
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        (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 31, 1998         By: /S/ Kenneth C. Willard
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                                  Kenneth  C.  Willard
                                  Vice  President,
                                  Treasurer and Controller



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION:
Intentional misstatements or omissions of fact constitute Federal
Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS:

1. This form  is  required by Rule 12b-25 (17 CFR 240.12b-25)  of
   the  General  Rules  and  Regulations  under  the   Securities
   Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to  the notifications  must  also  be filed on form
   12b-25  but  need  not  restate  information  that  has   been
   correctly furnished. The form shall be clearly identified as an amended notification.


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5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (section 232.201 or section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (section 232.13(b) of this chapter).